Exhibit 1.01

Barnes Group Inc.

Conflict Minerals Report

Barnes Group Inc. (“BGI”) files this Conflict Minerals Report for the 2016 calendar year (this “Report”) in accordance with Rule 13p-1 of the Securities Exchange Act of 1934.

Item 1.01 Conflict Minerals Disclosure and Report

Corporate Structure and Products

BGI is a global industrial and aerospace manufacturer and service provider, serving a wide range of end markets and customers. BGI operates under two global business segments: Industrial and Aerospace, each of which is comprised of strategic business units (“SBUs”). The Industrial segment includes the Molding Solutions, Nitrogen Gas Products and Engineered Components SBUs. The Aerospace segment includes the original equipment manufacturer and aftermarket businesses. See BGI’s website, barnesgroupinc.com, for further information about the company.

Due Diligence

To conduct supply chain due diligence, BGI selected supply chain representatives from BGI’s SBUs and followed the internationally recognized “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (“OECD Framework”). The goal of BGI’s due diligence efforts with respect to its products and supply chain was to ascertain:

(1)	if columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “Conflict Minerals”) are necessary to the functionality or production of products that BGI manufactures; and, if so,
(2)	if the Conflict Minerals are financing conflict in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) (“Reasonable Country of Origin Inquiry”).

BGI began its diligence by determining which of its existing suppliers were known to have or may have supplied Conflict Minerals based on the nature of the specific products manufactured by BGI and materials provided by each supplier. To make this determination, the SBU representatives reviewed: (1) the available bills of materials, material specifications, drawings and other documentation that describe the materials contained in products manufactured by BGI; and/or (ii) the list of all suppliers to the SBU against defined criteria that eliminated inactive suppliers, service providers and suppliers of out-of-scope products.

These reviews resulted in a total of more than 1,100 suppliers receiving the OECD-based “Conflict Minerals Reporting Template” (the “CMRT”) from BGI. BGI’s process requires the SBU representatives to send the CMRT to the suppliers on that list only once. For all future supplier activities, including an existing supplier providing additional materials and the use of new suppliers, BGI relies on its Policy, contract language and its supplier onboarding process (all described below) to mitigate the risk of receiving Conflict Minerals from Covered Countries following the initial CMRT.

BGI completed its acquisitions of Thermoplay S.p.A. and Priamus Systems Technologies AG in the second half of 2015 (the “2015 Acquisitions”). These businesses have been incorporated into the Conflict Minerals compliance program and are undertaking the due diligence process described above.

The supplier response rate to the CMRT decreased from 95% to 90% for the 2016 calendar year, largely due to incorporation of the 2015 Acquisitions into the Conflict Minerals compliance program. The SBU representatives retain records of each supplier’s response to the CMRT in a centralized database for internal validation and future review and audit.

Reasonable Country of Origin Inquiry

Based on information obtained from supplier responses to the CMRT and subsequent follow-up communications with our suppliers, BGI does not have sufficient information to determine the country of origin of all the Conflict Minerals in our supply chain. Only about 20% of responding suppliers either positively identified that they supplied BGI with Conflict Minerals or did not know if Conflict Minerals were included in the materials that they supply to BGI, with the vast majority of those being suppliers that did not know. BGI will perform a Reasonable Country of Origin Inquiry for certain new suppliers that have the potential to supply BGI with Conflict Minerals in the future.

BGI Conflict Minerals Policy

BGI has adopted a Conflict Minerals Policy and posted it on BGI’s Investor Relations website to communicate to the public and BGI’s supply chain its intent to support the social goals underlying the Conflict Minerals Rule (the “Policy”). The Policy can be found at: http://s2.q4cdn.com/115332500/files/doc_downloads/Governance/Conflict-Minerals-Policy.pdf

Measures to Strengthen Supplier Engagement

BGI continues incorporating Conflict Minerals contract language into its standard terms and conditions across all of its SBUs and implementing Conflict Minerals related requirements for the onboarding of all new suppliers. In accordance with the OECD Framework, these efforts help engage BGI’s suppliers to mitigate the risk of receiving Conflict Minerals originating from the Covered Countries.

2016 Acquisition

BGI completed its acquisition of the molds business of Adval Tech Holding AG and Adval Tech Holdings (Asia) Pte. Ltd. (“FOBOHA”) in the third quarter of 2016 (the “2016 Acquisition”). In accordance with the applicable guidance of the Securities and Exchange Commission, this Report excludes reporting for the 2016 Acquisition because the 2016 Acquisition occurred after the first quarter of the 2016 calendar year. BGI is incorporating the 2016 Acquisition into its Conflict Minerals compliance program and will include information for the 2016 Acquisition in next year’s report.

Next Steps to Improve Due Diligence and Mitigate Risk

For the 2017 reporting period, BGI intends to obtain additional information to make good faith determinations under its Reasonable Country of Origin Inquiry. Utilizing the CMRT responses, BGI plans to continue to focus on its largest suppliers and on those suppliers with gaps or inconsistencies in their responses. BGI intends to target smelter information from these suppliers, which BGI will compare to the CFSI Electronic Industry Citizenship Coalition e-Sustainability Initiative validated smelter lists. BGI will evaluate the results of these efforts against standards of the Policy.

BGI will continue its ongoing compliance efforts: i.e., ensure acquired businesses perform the necessary due diligence, address the substantive response rate to the CMRT through continual dialogue with non-responding suppliers, and apply its Conflict Minerals contract terms and perform due diligence for Conflict Minerals when onboarding new suppliers.

As industry compliance with the Conflict Minerals Rule matures, BGI will continue to review best practices and expert guidance for opportunities to strengthen compliance controls as it further develops its Conflict Minerals compliance program. BGI plans to continue addressing Conflict Minerals issues in its supply chain as necessary by continuing to engage its suppliers in dialogue, discouraging suppliers from sourcing Conflict Minerals, requiring greater supply chain transparency, and/or potentially re-sourcing in certain circumstances. BGI will carry out an independent third-party audit, if required.